SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D




           Under the Securities Exchange Act of 1934 (Amendment No.  )*
                                                                   --

                               Spacial Corporation
      -------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84628M107
      -------------------------------------------------------------------
                                 (CUSIP Number)

                                Jack Becker, Esq.
                           c/o Snow Becker Krauss P.C.
                                605 Third Avenue
                             New York, NY 10158-0125
                                 (212) 687-3860

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 22, 2001
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Section 240.13d-1(e), 240,13d-1(f), of 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
         Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84628M107                    13D                     Page 2 of 7 Pages
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1)       Names of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (entities only)

         Norman A. Ponder
--------------------------------------------------------------------------------
2)       Check The Appropriate Box If a Member of a Group                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)       Sec Use Only

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4)       Source of Funds

         OO
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5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
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6)       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
                             7)       Sole Voting Power

                                      1,000,000
                            ----------------------------------------------------
Number                       8)       Shared Voting Power
Of Shares
Beneficially                          -0-
Owned by                    ----------------------------------------------------
Each                         9)       Sole Dispositive Power
Reporting
Person with                           -0-
                            ----------------------------------------------------
                            10)      Shared Dispositive Power

                                      1,000,000
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000,000
--------------------------------------------------------------------------------
12)      Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

          6.9%
--------------------------------------------------------------------------------
14)      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

                                Page 2 of 7 Pages

Item 1.    Security and Issuer.
           -------------------

     This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock"), of Spacial Corporation, a New York corporation ("Spacial" or the "Issuer"). The principal executive offices of the Issuer are located at Brown Place and East 132nd Street, Bronx, New York 10454.

Item 2.    Identity and Background.
           -----------------------

     (a) - (c) This Statement is being filed by Norman A. Ponder ("Mr. Ponder"), whose address is c/o Waste Recovery Technology Corporation, Brown Place and East 132nd Street, Bronx, New York 10454. Mr. Ponder is the Vice President and a director of Spacial Corporation.

     (d) During the last five years, Mr. Ponder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Ponder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Ponder is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

     Mr. Ponder is the record and beneficial owner of 1,000,000 Shares of Common Stock. Mr. Ponder received these shares of Common Stock pursuant to a share exchange (the "Share Exchange") under the Share Exchange Agreement dated as of June 22, 2001, between the Issuer, Waste Recovery Technology Corporation ("WRT") and all of the shareholders of WRT (the "Exchange Agreement") wherein the shareholders of WRT obtained approximately 91% of the Common Stock of the Issuer and WRT became a wholly owned subsidiary of the Issuer. Prior to the closing of the Share Exchange on June 22, 2001, and since September 1998, Mr. Ponder was a stockholder and co-founder of WRT, a privately-held entity. Mr. Ponder was the owner of one hundred (100) shares of WRT, which shares were exchanged in accordance with the Exchange Agreement, on a 10,000-for-one basis, for shares of Common Stock of the Issuer. The Share Exchange was categorized and intended to be a tax free exchange pursuant to Section 368(a)(1)(B) of the Internal Revenue Code.

     In addition, Mr. Ponder has entered into a Lock-Up Agreement dated as of June 22, 2001, as described in Item 5 below.


                                Page 3 of 7 Pages

Item 4.    Purpose of Transaction.
           ----------------------

     As a result of the Share Exchange the stockholders of WRT gained control of the Issuer. Accordingly, the purpose of the transaction was to enable the WRT stockholders, and in particular The Trust Under Agreement Dated 6/30/89, James
J. Solano Sr., and Norman A. Ponder, to obtain control of the Issuer. The Share Exchange also resulted in the change of the Issuer from a non operating entity, to a holding company of a construction and demolition remediation and recycling business.

     Except as otherwise described in Item 5 below, Mr. Ponder has no plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer other than as set forth below, (e) any material change in the present capitalization or dividend policy of the Issuer except as described below, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be de-listed from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

Change of Board of Directors and Management

     A statement pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 has been filed with the Securities and Exchange Commission ad mailed to all Stockholders of record of the Issuer, on July 26, 2001 (the "Information Statement"). Pursuant to the Exchange Agreement, James J. Solano, Sr. has been appointed as a board member to join James A. Prestiano the previous sole director of the Issuer at the Closing Date. In addition, when the time period set forth in Rule 14f-1 relating to the distribution of the Information Statement has been satisfied, Mr. Prestiano will resign as a director, and Joseph R. MacDonald and Norman A. Ponder will be appointed as new directors of the Issuer. As of the Closing Date Mr. Prestiano has resigned from all officer positions with the Issuer and Messrs. Solano, Ponder and MacDonald have been appointed as officers.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

     (a) - (b) At the date of filing this Statement, and based on the number of shares of common stock outstanding set forth by the Issuer in the Information Statement Pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934, as amended, filed with the SEC on June 26, 2001, the Issuer had issued and outstanding 14,450,000 shares of Common Stock immediately after the closing of the Share Exchange, on June 22, 2001 (the "Closing Date"). At the date of this Statement, Mr. Ponder owned personally 1,000,000 shares of Common Stock, constituting approximately 6.9% of the issued and outstanding Common Stock of the Issuer as of the Closing Date. Mr. Ponder has sole voting power with respect to all 1,000,000 shares of Common stock owned by him. Mr. Ponder has shared dispositive power with respect to all 1,000,000 shares of Common Stock as such shares are subject to a Lock-Up Agreement, as described in Item 5(c) below and incorporated herein by reference.


     (c) Except as described herein, Mr. Ponder has not effected any transaction in the Issuer's Common Stock during the past 60 days. In addition to the Exchange Agreement, Mr. Ponder is a party to a Lock-Up Agreement, dated June 22, 2001 (the "Lock-Up Agreement"), with respect to all 1,000,000 shares owned by Mr. Ponder. The following is a brief description of that agreement.

     In accordance with the Lock-Up Agreement, James A. Prestiano, James J. Solano, Sr., Norman A. Ponder, and The Trust Under Agreement Dated 6/30/89 (the "Restricted Stockholders") have agreed not to sell any of their Common Stock (the "Lock-Up Shares"), absent consent of the Issuer and the other parties to the agreement for a period of one year following the Closing Date (the "Lock-Up Term"), subject to further extension of the Lock-Up Agreement. The pertinent terms of the Lock-Up Agreement are as follows:


                                Page 4 of 7 Pages

          o During the first 6 months of the Lock-Up Term, none of the Lock-Up Shares may be sold, assigned or transferred absent consent of the Issuer and the other Restricted Stockholders.

          o During the second 6 months of the Lock-Up Term, each of the respective Restricted Stockholders may sell up to 50% of their Lock-Up Shares without consent of the Issuer or the other Restricted Stockholders.

          o If the Issuer receives an offer from an underwriter for a firm commitment, public offering during the Lock-Up Term, the Restricted Stockholders will extend the Lock-Up term and/or add further restrictions to their Common Stock, if such lock-up is required as a condition to such financing.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           -------------------------------------------------------------

     Except as otherwise herein described, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Ponder and any other person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                                Page 5 of 7 Pages

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           The following are Exhibits to this Schedule 13D.

Exhibit
Number        Description
------        -----------

10.1          Share Exchange Agreement, dated as of June 22, 2001, among
              Spacial Corporation, Waste Recovery Technology Corporation and the stockholders of Waste Recovery Technology Corporation.
10.2 Lock-Up Agreement, dated as of June 22, 2001, by and among Spacial Corporation, James A. Prestiano, James J. Solano, Sr.,
              The Trust Under Agreement Dated 6/30/89 and Norman A. Ponder.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2001
                                           /s/ Norman A. Ponder
                                           -----------------------------
                                                  Norman A. Ponder





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                Page 6 of 7 Pages

                                    EXHIBITS

10.1 Share Exchange Agreement, dated as of June 22, 2001, among Spacial Corporation, Waste Recovery Technology Corporation and the stockholders of Waste Recovery Technology Corporation.

10.2 Lock-Up Agreement, dated as of June 22, 2001, by and among Spacial Corporation, James A. Prestiano, James J. Solano, Sr., The Trust Under Agreement Dated 6/30/89 and Norman A. Ponder.


                                Page 7 of 7 Pages